

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

Via E-mail
Wayne Graham
Chief Financial Officer
Alaska Communications Systems Group, Inc.
600 Telephone Avenue
Anchorage, Alaska 99503-6091

> RE: **Alaska Communications Systems Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed March 1, 2013**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
>   **Filed November 8, 2013**
>   **File No. 000-28167**

Dear Mr. Graham:

  We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Income Statement

1. In light of your reporting of the proceeds from the sale of assets to AWN within cash flows from investing activities, your rationale for classifying the gain within operating income is unclear. Please explain and tell us in your response why it is not appropriate to report this as non-operating income consistent with 5-03.7 of Regulation S-X.

2.   Please explain to us your basis for reporting earnings on equity method investments and AWN excess distribution within operating income. We refer you to 5-03.12 of Regulation S-X.

2. Equity Method Investments, page 9

3.   Please tell us how you determined the appropriate accounting treatment for the "cumulative preferred cash distributions" from AWN. Include references to any authoritative guidance considered. Also, please explain the business purpose for AWN making the preferred cash distributions to ACS.

4.   Please tell us why you did not include gross profit in your condensed financial information for AWN. Refer to paragraph 1-02(bb)(1)(ii) of Regulation S-X.

5.   Please tell us why you did not disclose the amount of AWN revenues resulting from transactions with ACS. Refer to 4-08(k) of Regulation S-X.

6.   You state in the second paragraph of your discussion of AWN on page eight that the carrying value of assets sold or contributed was $87.5 million, but on page 31 you appear to state that the assets had a book value of $63.4 million. Please clarify, and tell us how you calculated the gain on disposal of assets of $132.4 million.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage Jr. for

Larry Spirgel
Assistant Director